Exhibit 99.1

China Sunergy Announces Second Quarter 2012 Financial Results

Shipments within Expectations; Ongoing Progress in Driving Down Conversion Costs

NANJING, China, August 30, 2012 - China Sunergy Co., Ltd. (NASDAQ: CSUN) (“China Sunergy” or “the Company”), a specialized solar cell and module manufacturer, today announced its financial results for the second quarter ended June 30, 2012. The quarterly results were adversely affected by a foreign exchange loss, which was due to the depreciation of the Euro against the U.S. dollar during the period. While the Company met its shipment guidance, its gross margin was lower than expected, according to the revised guidance announced on August 14.

Second Quarter 2012 Financial Highlights

•	Total revenue was US$110.4 million and rose by 61.2% compared with the first quarter of 2012.

•	Shipments totaled 150.3MW (144.5MW of which were module shipments) in the second quarter of 2012, increasing by 88.1% over the first quarter of 2012 and 68.3% over the second quarter of 2011. This was consistent with the Company’s shipment guidance of between 145 and 155MW.

•	Average selling price (ASP) per watt for the Company’s solar modules was US$0.75; 11 cents or 12.8% lower than that of the first quarter of 2012. This number reflects the tough market conditions, especially in Europe, and the depreciation of the Euro against the U.S. dollar during the period.

•	Conversion costs of cells and modules continued to decrease in the second quarter of 2012 to US$0.16 per watt (down 3 cents or 15.8%) and US$0.23 per watt (down 2 cents or 8.0%), respectively, compared to the first quarter of 2012.

•	Gross losses were US$0.3 million, and gross margin was negative 0.3%. Contributing factors included the depreciation of the Euro against the U.S. dollar and the decrease in module ASP, outpacing the decrease in the Company’s manufacturing costs during the period.

•	Net losses were US$30.3 million and net margin was negative 27.4%.

•	Net loss per ADS was US$2.26 on both a basic and a diluted basis, compared to a net loss per ADS of US$0.71 on both a basic and a diluted basis in the first quarter of 2012.

•	Operating cash outflow in the second quarter was US$55.9 million, but when combined with the US$85.0 million cash inflow in the first quarter, there was a cash inflow of US$29.1million in the first half of this year.

•	Cash Position: As of June 30, 2012, the Company had cash and cash equivalents and restricted cash of US$416.5 million.

Operational, Technological and Business Highlights in Second Quarter

•	Signed another contract with SUNfarming Group: The Company signed a new agreement in April to supply 31 MW in solar modules to SUNfarming Group, building on the previous cooperation in October 2011. The modules will be used in rooftop and ground-mounted solar projects in Germany.
•	5MW in solar modules delivered to Bulgaria in May: The Company completed delivery of 5MW in solar modules to Bulgaria for the Yerussalimovo Solar Park in May. Since the beginning of 2012, China Sunergy has shipped a total of 22.32 MW in solar modules to Bulgaria, on top of 18 MW sold last year, which comprised 30% of the Bulgarian market in 2011, assuming the total sales of solar modules to Bulgarian market in 2011 was 57 MW.
•	Passed salt mist corrosion and ammonia resistance tests: The Company’s mono and poly solar modules passed the salt mist corrosion and ammonia resistance tests in May conducted by TÜV Rheinland Group, an internationally recognized certification authority which provides neutral test reports and certificates to a wide range of products and services.
•	QSAR module event in Bangkok, Thailand: The Company held a large customer event in Bangkok, Thailand to introduce its high efficiency QSAR modules to Thailand customers and investors such as EGCO Group, a state-owned energy company, Bangchak Petroleum Public Company, a Thailand based petroleum refining and marketing company, and IPRC, Thailand's largest petrochemical producer.

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Mr. Stephen Cai, CEO of China Sunergy, commented: “The shipments in this quarter were on track and within our expectations. However, ASPs fell faster than manufacturing costs, and currency fluctuations imposed a large impact on our financial reports. We will be reviewing and strengthening our hedging policies going forward. In the second quarter, we have made further progress in markets such as Bulgaria, Australia, China and Japan, and we have begun executing our downstream strategy in Europe and elsewhere. We will continue to optimize cost structure, pursue technological advances, and invest strategically in viable downstream projects. We are confident that we have the right business strategy in place to position ourselves to meet the challenges ahead.”

Second Quarter 2012 Financial Review

Total Revenue and Shipments

For the second quarter of 2012, revenue was US$110.4 million (108.2 of which was modules), rising by 61.2% over the first quarter of 2012. The quarterly increase in revenue was driven by a significant increase in sales to several markets such as Italy, Germany and Denmark.

Shipments for the second quarter 2012 were 150.3MW, including 144.5MW of solar modules, in line with the Company’s guidance.

Europe continued to make a large contribution to the Company’s total revenue, with Germany, Italy, and Bulgaria accounting for 27.5%, 23.5% and 9.4% of its total revenue, respectively. The Australian market was also strong, accounting for 9.2% of the Company’s total revenue.

Gross Profit / Loss and Gross Margin

Gross losses for the second quarter were US$0.3 million, compared to gross profit of US$0.7 million for the first quarter of 2012. Gross margin was negative 0.3% for the second quarter of 2012, compared to gross margin of 1.1% for the first quarter of 2012. The lowered gross margin was mainly due to the decrease in the ASP of solar modules outpacing the decrease in the Company’s manufacturing costs and the depreciation of the Euro against the U.S. dollar during the period.

ASP

Module ASP for the second quarter of 2012 was US$0.75 per watt, which was 11 cents (12.8%) lower than that of the last quarter. The lowered ASP was driven by market forces, especially the challenging market conditions in Europe.

Costs

In the second quarter of 2012, wafer costs were US$0.28 per watt, representing a sequential decrease of 3 cents over the first quarter of 2012. The prices of polysilicon and wafers are expected to continue to decline in the second half of 2012. Conversion costs of cells and modules manufactured realized continuous decreases in the second quarter of 2012 to US$0.16 and US$0.23 per watt, respectively.

Operating Expense, Operating Profit/Loss and Net Income/Loss

SG&A expenses in the second quarter of 2012 were US$14.7 million, compared to US$16.4 million in the first quarter of 2012. The bad debt provision accrued decreased to US$3.1 million in the second quarter, down US$2.8 million over the first quarter of 2012.

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Operating expenses decreased by 9.6% from the first quarter 2012 to US$17.0 million in the second quarter of 2012. This decrease was primarily due to the lowered bad debt provisions.

Losses from operations were US$17.3 million, and net losses were US$30.3 million for the second quarter of 2012. Main factors accounting for the gap in losses from operations and net losses included a US$2.2 million gain from the repurchase of convertible bonds issued by the Company, US$ 2.2 million in interest income, US$7.9 million in interest expense, a US$12.6 million exchange loss, and a US$3.1 million income tax gain.

Inventory

Inventories at the end of the second quarter of 2012 reached US$53.3 million, a decrease of 3.1% over the first quarter of 2012. The Company will strive to maintain inventory at a reasonable level throughout the second half of 2012 by planning production strictly according to orders placed.

Cash and Cash Flow

As of June 30, 2012, the Company had cash and cash equivalents of US$204.7 million, and restricted cash of US$ 211.8 million. Net operating cash outflow was US$55.9 million for the second quarter of 2012 compared to the operating cash inflow of US$85.0 million for the first quarter of 2012, The outflow for this quarter was mainly for the increase in accounts receivable and payable (resulting from increased sales) and other receivables.

Capital Expenditures

Capital expenditures were US$10.7 million for the second quarter of 2012 and were primarily for the purchase of new cell and module lines and further investment in the R&D Center.

Additional Company Updates Subsequent to Q2 2012

•	Tapped further into the Australian market: The Company signed a 7.8 MW sales contract with Urban Group, the energy arm of Urban Group Australia, a top conglomerate in Australia. Delivery of the solar modules was scheduled to be completed by the end of August 2012.
•	Secured 50MW in East European sales, with partner V2M: The Company agreed to supply 50MW in multi-crystalline PV modules to its Bulgarian partner V2M and its affiliates, for projects in Romania and Macedonia, in the third and fourth quarters of 2012.

Third Quarter Guidance

The Company believes that weak market demand and industry oversupply will continue to adversely affect its business for the second half of the year, and it expects that challenging conditions in the global solar market will persist in 2012.

The Company estimates, that third quarter shipments will be in the range of 80MW to 85MW. The Company expects its gross margin to be at the breakeven level and forecasts a net loss in the third quarter of 2012. For the full year 2012, the Company revises the estimated yearly total shipments to approximately 400MW to 420MW.

Conference Call

China Sunergy’s management will host an earnings conference call on Thursday, August 30, 2012 at 8:00 a.m. Eastern Time (Thursday, August 30, 2012 at 8:00 p.m. Beijing/Hong Kong time). The management team will be on the call to discuss financial highlights of the second quarter 2012, provide business outlook and answer questions.

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To access the conference call, please dial:

United States toll-free: +1 866 519 4004

International: + 65 6723 9381

Singapore: 6723 9381

China: 800 819 0121 (Domestic) /400 620 8038 (Domestic Mobile)

Hong Kong: +852 2475 0994

Please ask to be connected to Q2 2012 China Sunergy Co., Ltd. Earnings Conference Call and provide the following passcode: 16251555.

China Sunergy will also broadcast a live audio webcast of the conference call. The broadcast will be available for 7 days by visiting the “Investor Relations” section of the company’s web site at http://www.chinasunergy.com

Following the earnings conference call, an archive of the call will be available by dialing:

United States toll-free: +1 866 214 5335

International: +61 2 8235 5000

The passcode for replay participants is: 16251555. The telephone replay also will be archived on the “Investor Relations” section of the company’s website for seven days following the earnings announcement.

About China Sunergy Co., Ltd.

China Sunergy Co., Ltd. is a specialized solar cell and module manufacturer in China. China Sunergy manufactures solar cells from silicon wafers, which utilizes crystalline silicon solar cell technology to convert sunlight directly into electricity through a process known as the photovoltaic effect, and assembles solar cells into solar modules. China Sunergy sells these solar products to Chinese and overseas module manufacturers, system integrators, and solar power systems for use in various markets. For more information, please visit our website at http://www.chinasunergy.com.

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Investor and Media Contacts:

China Sunergy Co., Ltd.

Elaine Li

Phone: + 86 25 5276 6696

Email: Elaine.li@chinasunergy.com

Brunswick Group

Hong Kong Ginny Wilmerding Phone: + 852 3512 5000 Email: csun@brunswickgroup.com	Hong Kong Annie Choi Phone: + 852 3512 5000 Email: csun@brunswickgroup.com

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts in this announcement are forward-looking statements. These forward-looking statements are based on current expectations, assumptions, estimates and projections about the Company and the industry, and involve known and unknown risks and uncertainties, including but not limited to, the Company’s ability to raise additional capital to finance the Company’s activities; the effectiveness, profitability, and the marketability of its products; litigations and other legal proceedings, including any decisions by the US International Trade Committee and Department of Commerce on the petitions filed; the economic slowdown in China and elsewhere and its impact on the Company’s operations; demand for and selling prices of the Company’s products, execution of our strategy to expand into downstream solar power businesses, the future trading of the common stock of the Company; the ability of the Company to operate as a public company; the period of time for which its current liquidity will enable the Company to fund its operations; the Company’s ability to protect its proprietary information; general economic and business conditions; the volatility of the Company’s operating results and financial condition; the Company’s ability to attract or retain qualified senior management personnel and research and development staff; future shortage or availability of the supply of raw materials; impact on cost-competitiveness as a result of entering into long-term arrangements with raw material suppliers and other risks detailed in the Company’s filings with the Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

The following financial information is extracted from the Company’s condensed consolidated financial statements for the respective periods.

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China Sunergy Co., Ltd.

Unaudited Condensed Consolidated Income Statement Information

(In US$ ’000, except share and per share data)

	For the 3 months ended
	Jun 30, 2012	Mar 31, 2012	Jun 30, 2011

Sales to third parties	106,943	67,663	144,004
Sales to related parties	3,441	804	15
Total sales	110,384	68,467	144,019
Cost of goods sold	(110,669)	(67,739)	(140,304)
Gross profit	(285)	728	3,715
Operating expenses:
Selling expenses	(4,850)	(4,339)	(5,507)
General and administrative expenses	(9,891)	(12,067)	(8,035)
Research and development expenses	(2,245)	(2,369)	(1,514)
Goodwill impairment loss	-	-	-
Total operating expenses	(16,986)	(18,775)	(15,056)
Income(loss) from operations	(17,271)	(18,047)	(11,341)
Interest expense	(7,917)	(6,384)	(3,776)
Interest income	2,152	631	508
Other income/(expenses), net	(10,387)	11,262	(510)
Changes in fair value of derivatives	-	-	(1,870)
Income(loss) before income tax	(33,423)	(12,538)	(16,989)
Income tax benefit(expense)	3,141	2,985	72

Net income(loss)	(30,282)	(9,553)	(16,917)

Net income(loss) per ADS
Basic	$(2.26)	$(0.71)	$(1.27)
Diluted	$(2.26)	$(0.71)	$(1.27)

Weighted average ADS outstanding
Basic	13,372,292	13,372,292	13,372,292
Diluted	13,372,292	13,372,292	13,372,292

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China Sunergy Co., Ltd

Unaudited Condensed Consolidated Balance Sheet Information

(In US$ ’000, except share and per share data)

	Jun 30, 2012	Dec 31, 2011
Assets
Current Assets
Cash and cash equivalents	204,710	209,479
Restricted cash	211,781	84,435
Accounts receivable, net	139,621	152,286
Other receivable, net	30,386	46,646
Project assets	13,570	9,204
Income tax receivable	1,901	2,604
Inventories, net	53,320	43,978
Advance to suppliers, net	5,308	5,419
Amount due from related parties	53,875	634
Current deferred tax assets	12,293	6,416
Restricted cash-collateral account	3,486	-
Other current assets	35	249
Total current assets	730,286	561,350
Property, plant and equipment, net	180,190	164,535
Prepaid land use rights	28,869	23,360
Deferred tax assets	17,598	17,598
Intangible assets	3,410	4,839
Restricted cash-collateral account	-	1,654
Amount due from related parties-non current	11,858	29,622
Other long-term assets	4,102	6,951
Total assets	976,313	809,909

Liabilities and equity
Current liabilities
Short-term bank borrowings	447,264	322,216
Accounts payable	72,774	47,720
Notes payable	54,175	56,206
Accrued expenses and other current liabilities	19,083	14,037
Amount due to related parties	129,562	57,610
Collateral account payable	3,486	-
Convertible bond payable	1,500	-
Current defered tax libility	357	786
Total current liabilities	728,201	498,575
Collateral account payable	-	1,654
Convertible bond payable	-	27,500
Long-term debt	129,060	125,439
Accrued warranty costs	16,292	14,763
Other liabilities	3,784	2,891
Total liabilities	877,337	670,822

Equity:
Ordinary shares: US$0.0001 par value; 267,287,253 shares issued outstanding as of March 31, 2012 and December 31, 2011.	27	27
Additional paid-in capital	185,367	185,367
Accumulated profit(deficit)	(120,841)	(81,006)
Accumulated other comprehensive income	34,423	34,699
Total equity	98,976	139,087
Total liabilities and equity	976,313	809,909

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